KEN BRISEBOIS

CONSENT OF QUALIFIED PERSON

To:

US Securities and Exchange Commission

I, Steve Blower, do hereby consent to (i) the incorporation by reference of the following document(s) into the annual information form (the “AIF”) of Nevsun Resources Ltd. (the “Issuer”) dated March 22, 2006 to be filed with certain Canadian securities commissions and the annual report on Form 40-F (the “40-F”) of the Issuer to be filed with the United States Securities and Exchange Commission in connection therewith, and (ii) the inclusion of any extracts from or summary of such document(s) in the AIF and the 40-F:

1.  News Release. “Updated Resource Statement for the bisha Depositi in Eritrea”, dated January 10, 2006.

I also certify that I have read the written disclosure being filed and it fairly and accurately represents the information in the news release dated January 10, 2006 of Nevsun Resources Ltd.

Dated this 23 day of March, 2006.

“signed”

_______________________
Steve Blower, P. Geo

[Seal or Stamp]